ZipZap Inc

Statement of Financial Position (Consolidated)

YTD 2017

	US	CANADA	COMBINED
Assets			
Current Assets			
Cash And Cash Equivalents	$ 1,420.22	$ 20,458.85	$ 21,879.07
Net Receivables	$ 2,952.00		$ 2,952.00
Inventory	$ 23,615.44		$ 23,615.44
Deposit	$ 10,000.00		$ 10,000.00
Transfer (ZZ Canada) - Credits	$ 26,964.00		$ 26,964.00
Transfer (ZZ Canada) - Debits	$ (23,538.80)		$ (23,538.80)
Inter Company Transfers (Due to/from ZZ US)		$ (96,595.11)	$ (96,595.11)
Inter Company Transfer (ZZ Canada & US)	$ 3,425.20	$ (27,154.15)	$ (23,728.95)
Investment (Wefunder)	$ 130,111.68		$ 130,111.68
Remittance	$ (44,000.00)	$ 142,041.01	$ 98,041.01
Total Assets	**$ 130,949.74**	**$ 38,750.60**	**$ 169,700.34**
Liabilities			
Current Liabilities			
Accrued Interest on Notes (Convertible Not	$ 165,548.33		$ 165,548.33
Short Term Debt (Convertible Notes 1 year	$ 2,159,500.00		$ 2,159,500.00
Total Current Liabilities	$ 2,325,048.33		$ 2,325,048.33
Long Term Notes Payable (Safahi)	$ 590,045.50		$ 590,045.50
Total Liabilities	**$ 2,915,093.83**		**$ 2,915,093.83**

Stockholders' Equity			
Stock	$ 133,629.00		$ 133,629.00
Retained Earnings-Prior	$ (2,780,577.6	$ (31,733.72)	$ (2,812,311.3
Net Profit/(Loss)	$ (4,871.45)	$ (56,907.79)	$ (61,779.24)
Retained Earnings-Ending	$ (2,785,449.0	$ (88,641.51)	$ (2,874,090.5
Other Stockholder Equity	$ (132,324.02)	$ 127,392.11	$ (4,931.91)
Total Stockholder Equity	$ (2,784,144.0	$ 38,750.60	$ (2,745,393.4
Total Liabilities and Share Holder's Equity	**$ 130,949.74**	**$ 38,750.60**	**$ 169,700.34**
Note: Unaudited Financial Statement			